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Resident Hong Kong Partners
Davis Polk & Wardwell	852 2533 3300 tel	Karen Chan †	Martin Rogers †
Hong Kong Solicitors		Yang Chu †	Patrick S. Sinclair*
The Hong Kong Club Building		James C. Lin*	Miranda So*
3A Chater Road		Gerhard Radtke*	James Wadham†
Hong Kong
Hong Kong Solicitors
* Also Admitted in New York
† Also Admitted in England and Wales

May 5, 2021
Re:	Onion Global Ltd Registration Statement on Form F-1 Filed April 7, 2021 CIK No.: 0001829949

Mr. Blaise Rhodes

Ms. Linda Cvrkel

Ms. Cara Wirth

Ms. Erin Jaskot

Office of Trade & Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Dear Ms. Cara Wirth, Ms. Erin Jaskot, Mr. Blaise Rhodes and Ms. Linda Cvrkel:

On behalf of Onion Global Limited (the “Company”), a company incorporated under the laws of the Cayman Islands, we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated May 4, 2021 on the Company’s amendment No. 1 to registration statement on Form F-1 filed on April 28, 2021 (the “Registration Statement Amendment No.1”). Concurrently with the submission of this letter, the Company is filling amendment no. 3 to the Registration Statement on Form F-1 (the “Registration Statement Amendment No.3”) and certain exhibit via EDGAR to the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended.

The Company has responded to the Staff’s comment by revising the Registration Statement Amendment No.1 to address the comment. The Staff’s comment is repeated below in bold, followed by the Company’s response to the comment. We have included page number to refer to the location in the Registration Statement Amendment No.3 where the language addressing a particular comment appears.

Davis Polk includes Davis Polk & Ward well LLP and its associated entities.

Securities and Exchange Commission	May 5, 2021

Subject to the Staff’s comments and market conditions, the Company plans on requesting that Staff declare the effectiveness of the Amendment to Registration Statement on May 6, 2021. A registration statement on Form F-6 relating to the ADSs was filed with the Commission on April 28, 2021. The Company would greatly appreciate the Staff’s continued assistance and support in meeting the desired timetable.

*     *     *     *

Amendment No. 1 to Registration Statement on Form F-1 Filed April 28, 2021

Recent Development, page 6

1.

We note the disclosure regarding expected total revenues and GMV for the quarter ended March 31, 2021. Because a single financial measure may be considered an incomplete picture of your results of operations or financial condition, please disclose financial measures that put these amounts in context, such as your expected operating costs and expenses or net income. Please include an analysis of your estimated results for the three months ended March 31, 2021 against the prior year period and include any trend information that would be relevant to an investor.

In response to the Staff’s comment, the Company has revised disclosures on page 7 of the Registration Statement Amendment No. 3 to provide a more balanced disclosure of its estimated financial and operating performance in the first quarter of 2021.

*     *     *     *

Securities and Exchange Commission	May 5, 2021

If you have any questions regarding this submission, please contact Li He at +852 2533-3306 (li.he@davispolk.com) or Kevin Zhang at +852-2533-3384 (kevin.zhang@davispolk.com).

Thank you for your time and attention.

Yours sincerely,
/s/ Li He
Li He

cc:	Ms. Shan (Mio) Ho, Chief Financial Officer
Onion	Global Limited

Mr.	Yi Gao
Simpson	Thatcher & Bartlett LLP

Ms.	Fei Xu
Ernst	& Young Hua Ming LLP

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